SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: 10 July, 2007

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Exact name of registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

Block C Central Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b): 82- N/A

TRINTECH GROUP PLC

Form 6-K

On 29th June, Kevin Shea, Non-Executive Director of Trintech Group PLC exercised an option over 35,000 equivalent American Depositary Shares of Trintech Group plc. He has issued a sale instruction for the 35,000 ADS’s and these are in the process of being sold in multiple lots.

(1) Each ADS represents two of Trintech’s ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 10th July, 2007	TRINTECH GROUP PLC

	By:	/s/ Joseph Seery
Joseph Seery
VP Finance, Group